
07000942

BB 3/12 ✱

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
213
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 66393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluffview Securities, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 575
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard B. Landers 305.669.5000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass, & Company, PLLC
(Name -- *if individual, state last, first, middle name*)

2515 McKinney Ave. Suite 840	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/07

OATH OR AFFIRMATION

I, Howard B. Landers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluffview Securities, LP, as of 2/22, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE



Signature

Financial & Operational Principal

Title



Notary Public



KRISTIN JENKINSON
MY COMMISSION # DD 229145
EXPIRES: September 15, 2007
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUFFVIEW SECURITIES, LP

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, PLLC
2515 McKinney Avenue, Suite 840
Dallas, TX 75201
tel 214.665.6000
fax 214.965.0710
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of Bluffview Securities, LP

We have audited the accompanying statement of financial condition of Bluffview Securities, LP (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Bluffview Securities, LP as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, PLLC

Dallas, Texas
February 23, 2007

BLUFFVIEW SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2006		
ASSETS		
Cash	$	257,567
Receivables from clearing brokers, including clearing deposits of $100,000		249,805
Receivables from others		24,360
Other assets		17,193
	$	548,925
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	83,433
Other liabilities		13,684
Total liabilities		97,117
Partners' capital		451,808
	$	548,925

See accompanying notes to financial statements.

BLUFFVIEW SECURITIES, LP

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Bluffview Securities, LP (the "Company") was organized in the State of Texas in January 2004. The Company is managed by 575 Partners, LLC (the "General Partner"). The Company received approval to operate and conduct business as a broker-dealer on July 26, 2004. The Company is registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company's primary operation is to provide comprehensive brokerage and investment banking services to its client base including soliciting and effecting transactions in equities, fixed income, mutual funds, options, municipals, and various other investment products. The Company conducts trading for its own account on a "riskless principal" basis.

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $400,000, which was approximately $350,000 in excess of its minimum requirement of $50,000.

3. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii), therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

BLUFFVIEW SECURITIES, LP

NOTES TO FINANCIAL STATEMENTS

4. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $100,000.

5. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

6. Related party transactions

Pursuant to an expense sharing agreement dated May 17, 2004, between the Company and Bluffview Wealth Management, LP, the Limited Partner, the Company is charged a pro-rata share of various operating expenses, including but not limited to payroll & benefits, rent, utilities and the use of furniture and equipment. For the year ended December 31, 2006, the Company had expensed approximately $1,030,000 related to these charges.

During the year, the Company entered into an Investment Banking agreement with a related party, BWM Rolla Investments, LP. Under the agreement, the Company managed the offering and the sale of private placement investment units in the partnership. For the year ended December 31, 2006, the Company was paid approximately $116,000 for these services.

END